September 28, 2005

VIA EDGAR

Mr. Russell Mancuso, Branch Chief

Mr. Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	A-Max Technology Limited (Registration No. 333-128297)

Dear Mr. Mancuso and Mr. Hunt:

On behalf of our client, A-Max Technology Limited, a company organized under the laws of Bermuda (the “Company”), we are filing herewith Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Amendment No. 2”). For the ease of your reference, we will also deliver to you 5 hard copies of Amendment No. 2 marked to show changes to the Registration Statement filed on September 13, 2005.

The Company previously filed a response letter dated September 23, 2005 and certain exhibits in response to some of the comments contained in the letter dated September 19, 2005 from the staff of the Securities and Exchange Commission (the “Staff”). Set forth below are the Company’s responses to the remaining comments contained in the Staff’s letter dated September 19, 2005.

*        *        *

Cover Art

1.	Please confirm that all products depicted on the prospectus cover represent products that you currently sell. Also tell us how you selected products to depict so that they objectively represent your product line.

Please see the Company’s response in the letter dated September 23, 2005.

Recent PRC Regulations, page 18

2.	Since this risk results in part from the activities of your COO, you should say so directly.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 18.

Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)

HK\21229.1

September 28, 2005

Sale of Ordinary Shares by Certain Existing Shareholders, page 67

3.	Please disclose the date on which your existing shareholders consummated this transaction.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 67.

Underwriting, page 96

Reserved ADSs, page 97

4.	We note your statement in response to prior comment 8 that “the Company and the Underwriters have not made any offers or solicitations and will not initiate any contact with prospective participants prior to a public filing of the registrant statement.” Please confirm that you will not make any offers or solicitations prior to the filing of a registration statement containing a prospectus that includes all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range.

Please see the Company’s response in the letter dated September 23, 2005.

Expenses Relating to This Offering, page 101

5.	We note the disclosure in your revised prospectus that expenses will be borne proportionately by the selling shareholders and you “unless otherwise agreed by us and the selling shareholders.” With a view toward disclosure, tell us whether you contemplate increasing or decreasing your proportion of the offering expenses. Also disclose when this determination will be made and what factors you will consider when making the determination.

The Company respectfully advises the Staff that the offering expenses will be borne proportionally by the Company and the selling shareholders. The Company has deleted the referenced disclosure on page 101.

Exhibits

6.	Please file all employment agreements required by item 601(b)(10)(iii) of Regulation S-K, including those with Victor Chan, Yu Xiao Dong and Diana Chan mentioned on page 68.

The Company filed the employment agreements with Victor Chan, Yu Xiao Dong and Diana Chan on September 23, 2005.

7.	Please file signed and dated legal opinions.

The Company is filing the Exhibit 8.2 opinion herewith, and will file the signed and dated Exhibits 5.1 and 8.1 opinions as soon as practicable.

8.	Opinions like exhibit 5.1 and 8.1 should not assume conclusions of law that are a requirement of the ultimate opinion. In this regard, we note your assumptions regarding the effect of other laws. See also rule 436(f).

Please see the Company’s response in the letter dated September 23, 2005.

HK\21229.1

September 28, 2005

9.	Please file all remaining exhibits, and allow time for resolution of any additional comments regarding those exhibits.

The Company will file the remaining exhibits as soon as they are ready.

Exhibit 5.1

10.	Please tell us why assumption (d) in the third paragraph is appropriate. It is unclear why counsel cannot determine whether the resolutions are in effect.

Please see the Company’s response in the letter dated September 23, 2005.

11.	Given counsel’s assumption in the paragraph numbered “2” regarding “when issued and paid for,” it is unclear why assumption (f) in the third paragraph is appropriate.

Please see the Company’s response in the letter dated September 23, 2005.

12.	We note that the legal opinion states that it is “issued solely for the purposes of the filing of the Registration Statement and the offering of the Common Shares by the Company and is not to be relied upon in respect of any other matter.” Your registration statement must include an opinion on which investors can rely. Please revise so as not to imply that investors cannot rely on counsel’s opinion.

Please see the Company’s response in the letter dated September 23, 2005.

13.	We note that the opinion in the paragraph numbered “3” is based solely upon a review of the register of members. If other factors affect the legal conclusions in the paragraph, it is unclear how this exhibit satisfies your obligation to file the opinion required by Regulation S-K Item 601(b)(5).

Please see the Company’s response in the letter dated September 23, 2005.

Exhibit 8.1

14.	Please tell us why the definition of “Registration Statement” excludes exhibits and what the possible effect on the opinion could be.

Please see the Company’s response in the letter dated September 23, 2005.

15.	Given the last sentence on the first page, please file an updated opinion that covers the form of prospectus in the registration statement when it is declared effective.

Please see the Company’s response in the letter dated September 23, 2005.

16.	Based on the second paragraph on page 2, the opinion appears to cover only “certain” of the Bermuda tax matters you disclose. Please tell us which items are excluded from the opinion and why those exclusions are appropriate.

Please see the Company’s response in the letter dated September 23, 2005.

Exhibit 8.2

17.	Please file an opinion, regarding the tax consequences, not the accuracy of your disclosure.

In response to the Staff’s comment, the Company is filing a revised Exhibit 8.2 herewith.

HK\21229.1

September 28, 2005

Please acknowledge receipt of these materials by file-stamping and returning the enclosed copy of this letter in the stamped, self-addressed envelope provided.

If you need additional copies or have any questions regarding the Registration Statement, please do not hesitate to call me at (852) 2912-2501 or Julie Gao at (852) 2912-2535.

Very truly yours,

/s/ John A. Otoshi

of LATHAM & WATKINS LLP

Enclosures

cc:	Victor Chan, Chairman and Chief Executive Officer, A-Max Technology Limited
Diana Chan, Chief Financial Officer, A-Max Technology Limited
David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong
Choo Lye Tan, Conyers Dill & Pearman, Hong Kong
Chris Lin, Simpson Thacher & Bartlett LLP, Hong Kong

HK\21229.1

4